UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF April 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notes Restructuring Transaction

Xinyuan Real Estate Co., Ltd. (the “Company”) is in discussions with various holders of its outstanding dollar bonds (the “Notes”) regarding a potential restructuring of the Notes. As of April 25, 2025, the Company has reached agreement on key terms for signing Restructuring Support Agreement in support of such restructuring transaction with bond holders representing cumulatively over 30% of the principal value of the Company’s Notes.

The Company is in ongoing discussions with additional holders of the Notes and is pursuing further restructuring support from such holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: April 25, 2025	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer